

Andres Gonzalez · 2nd

Co-Founder @ Cadenzo

Cadenzo · University of Oklahoma

Tulsa, Oklahoma, United States · **Contact info**

500+ connections

Experience


Co-Founder
Cadenzo
Jul 2021 - Present · 9 mos
Tulsa, Oklahoma, United States

Connecting artists with venues. And venues with artists.


AWS University Scout
Amazon Web Services (AWS)
Mar 2021 - Jan 2022 · 11 mos

Working with AWS and Open Scout to identify and support the companies of tomorrow as part of the inaugural cohort of the AWS University Scout Program


Campus Fellow
The Ideate Project
Aug 2020 - May 2021 · 10 mos
Norman, Oklahoma, United States

Serving as the point of contact and recruiter for Ideate at the University of Oklahoma. Connecting with students and receiving feedback to help create the student


University of Oklahoma President's Community Scholars
3 yrs 1 mo
Norman, Oklahoma

- **Alumni Chair - President's Community Scholars**
  May 2020 - May 2021 · 1 yr 1 mo

  Communicate program updates and opportunities for continued involvement with PCS alumni, work with student staff to enhance current PCS students' experiences, and

- **Chair of Operations - President's Community Scholars**
  May 2019 - May 2020 · 1 yr 1 mo

Serve as the point of connection among the PCS students and leadership team, oversee the PCS advisory council, and conduct the PCS leadership application process

Student Advisor - President's Community Scholars
May 2018 - May 2019 · 1 yr 1 mo

Work 12 hours a week to compile information about service opportunities, serve as a mentor for 121 outstanding freshmen, coordinate weekly meetings that host keynote



Product Development and Operations Intern
Public Goods · Internship
May 2020 - Aug 2020 · 4 mos
New York City, New York (Remote)

Oversaw launch for 16 products and 4 product bundles as product launch coordinator, dove deep into market research, ideated future product launches, sourced domestic


Interning for a NYC startup from the couch
When they say anything is possible, (I don't know who "they" is, but "they" have said it for sure), interning for one of the fastest...

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Education


University of Oklahoma
Bachelor's degree, Chemical Engineering and Accounting
2017 - 2022
Activities and societies: Honors College, President's Community Scholars, Crimson Club, LEAD Team, Dinner with a Dozen, Latinos Without Borders, Chevron Phillips


University of Oklahoma - Arezzo
Italian Renaissance Art
2018 - 2018

Studied Italian Renaissance Art and traveled around Europe for a month. Read more about my incredible experience below.

Andres in Europe
Today, June 3, 2018, I start a 26-day long trip to Europe. My trip consists of two parts. The first, a fast-paced journey through four...


Bishop Kelley High School
High School Diploma
2013 - 2017

Tulsa, OK
Graduated as Valedictorian, National Merit Finalist